Filed pursuant to Rule 433

Registration Statement No. 333-228787

THE BANK OF NEW YORK MELLON CORPORATION

$1,000,000,000 1.950% SENIOR NOTES DUE 2022

August 20, 2019

ISSUER: THE BANK OF NEW YORK MELLON CORPORATION

SECURITIES: SENIOR MEDIUM-TERM NOTES, SERIES J

EXPECTED RATINGS (MOODY’S / S&P / FITCH / DBRS)*: A1 (STABLE) / A (STABLE) / AA- (STABLE) / AAL (POSITIVE)

LEGAL FORMAT: SEC-REGISTERED

MATURITY DATE: AUGUST 23, 2022

TRADE DATE: AUGUST 20, 2019

SETTLEMENT DATE: AUGUST 23, 2019 (T+3) **

INTEREST RATE: 1.950% PER ANNUM

INTEREST FREQUENCY: SEMI-ANNUALLY

INTEREST PAYMENT DATES: INTEREST PAYS SEMI-ANNUALLY ON THE TWENTY-THIRD OF FEBRUARY AND AUGUST OF EACH YEAR, COMMENCING ON FEBRUARY 23, 2020, AND ENDING ON THE MATURITY DATE (OR THE NEXT BUSINESS DAY, IF ANY INTEREST PAYMENT DATE FALLS ON A NON-BUSINESS DAY; THE AMOUNT OF INTEREST PAYABLE WILL NOT BE ADJUSTED FOR SUCH POSTPONEMENT)

DAY COUNT CONVENTION: 30/360

PRINCIPAL AMOUNT: $1,000,000,000

PRICE TO PUBLIC: 99.968% OF PRINCIPAL AMOUNT PLUS ACCRUED INTEREST, IF ANY, FROM AUGUST 23, 2019

NET PROCEEDS (BEFORE EXPENSES) TO ISSUER: $998,180,000

BENCHMARK TREASURY: UST 1.500% DUE AUGUST 15, 2022

BENCHMARK TREASURY YIELD: 1.441%

SPREAD TO BENCHMARK TREASURY: +52 BASIS POINTS

RE-OFFER YIELD: 1.961%

DENOMINATIONS: $1,000 X $1,000

LISTING: NONE

CUSIP/ISIN: 06406RAK3 / US06406RAK32

BOOKRUNNERS:	CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN SACHS & CO. LLC
BNY MELLON CAPITAL MARKETS, LLC

CO-MANAGERS:	ACADEMY SECURITIES, INC.
SG AMERICAS SECURITIES, LLC
TD SECURITIES (USA) LLC
LOOP CAPITAL MARKETS LLC
STERN BROTHERS & CO.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman Sachs & Co. LLC at 1-866-471-2526 or BNY Mellon Capital Markets, LLC at 1-800-269-6864.

*

A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

**

The Book-Runners and Co-Managers expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this Term Sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+2 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.